ENCORE WIRE
CORPORATION

2002 Annual Report

March 21, 2003

To Our Shareholders:

You are cordially invited to attend our annual meeting of shareholders to be held on Tuesday, May 6, 2003 at 9:00 a.m., central time, at the Company's offices 1411-A Millwood Road, McKinney, Texas. The purposes of the meeting are to elect directors for the ensuing year, ratify the appointment of auditors and conduct such other business as may arise.

Difficult economic conditions took their toll on construction activity throughout the United States, negatively impacting Encore Wire's results and the rest of the building wire industry in 2002. Shrinking industry unit volumes sparked a new wave of price cutting in the second half of 2002 resulting in depressed earnings throughout the industry. Despite the abundance of bad news, Encore Wire managed to grow unit volume 6% for the year, continuing our perfect record of year over year growth since the company was founded in 1989. Net sales were $285,207,000 in 2002 versus $281,010,000 in 2001. Net income was $5,964,000 or $.39 per fully diluted share in 2002 compared to $9,130,000 or $.60 per fully diluted share in 2001. We continue to work diligently to cut costs and increase efficiencies throughout our operations, without damaging the strong commitment we have to the future of our company. We are also developing new products that are closely related to our current product offerings while we continue to emphasize our industry leading order fill rates.

Our financial position remains very strong. Our balance sheet is solid, and our debt level is manageable. We spent $19,500,000 on capital expenditures in 2002 for the construction of a new building and the purchases of related equipment during the year. This expansion project was completed in the fourth quarter, allowing us to de-bottleneck certain production operations. With this project behind us, capital spending in 2003 will be reduced dramatically.

While no one can predict the future with any degree of certainty, we believe Encore is well positioned to take advantage of opportunities to grow its business and prosper in the future.

We also want to thank all of our shareholders for their support and assure them the management team is dedicated to increasing shareholder value. We also wish to recognize the ongoing devotion and hard work of all our employees and associates whose efforts result in our continued growth and success.

Vincent A. Rego
Chairman of the Board &
Chief Executive Officer

Daniel L. Jones
President &
Chief Operating Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee required)

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to _____

Commission File Number: 020278

ENCORE WIRE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State of incorporation)	**75-2274963** (I.R.S. Employer Identification No.)
1410 Millwood Road **McKinney, Texas** (Address of principal executive offices)	**75069** (Zip Code)

Registrant's telephone number, including area code: (972) 562-9473

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended).
Yes [X] No [ ]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $217,201,953 (the characterization of officers and directors of the Registrant for purposes of this computation should not be construed as an admission for any other purpose that any such person is in fact an affiliate of the Registrant).

Number of shares of Common Stock outstanding as of March 7, 2003: 15,119,065

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference, and the part of this report into which the document is incorporated:

(1) Proxy statement for the 2003 annual meeting of stockholders -- Part III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Encore Wire Corporation is a Delaware corporation, incorporated in 1990, with its principal executive office and plant located at 1410 Millwood Road, McKinney, Texas 75069. Its telephone number is (972) 562-9473. As used in this Annual Report, unless otherwise required by the context, the terms "Company" and "Encore" refer to Encore Wire Corporation and its consolidated entities, including Encore Wire Limited, a Texas limited partnership ("Encore Wire Limited") through which the Company's operations are conducted.

Encore is a low-cost manufacturer of copper electrical building wire and cable. The Company is a significant supplier of both residential wire for interior electrical wiring in homes, apartments and manufactured housing, and commercial wire for electrical distribution in commercial and industrial buildings.

The principal customers for Encore's wire are wholesale electrical distributors, which serve both the residential and commercial wire markets. The Company sells its products primarily through manufacturers' representatives located throughout the United States and, to a lesser extent, through its own direct in-house marketing efforts.

Encore's strategy is to further expand its share of the markets for residential wire and for commercial wire primarily by emphasizing a high level of customer service and low-cost production and, to a lesser extent, the addition of new products that complement its current product line. The Company maintains product inventory levels sufficient to meet anticipated customer demand and believes that the speed and completeness with which it fills customer orders are key competitive advantages critical to marketing its products. Encore's low-cost production capability features an efficient plant design incorporating highly automated manufacturing equipment, an integrated production process and a small, incentivized work force.

During the fourth quarter of 2002, the Company completed the Plant 3 manufacturing expansion capital project. This project involved the building of a new 192,000 square foot building and the installation of machinery and equipment. A portion of the machines in the new plant were moved from existing buildings to de-bottleneck certain production processes which had become cramped. New machines were also purchased and installed. This project was undertaken to maintain the efficient plant design discussed above and to ensure the Company has sufficient capacity to allow for continued growth in volume of both existing products and some new closely related products.

Strategy

Encore's strategy for expanding its share of the residential wire and commercial wire markets emphasizes customer service coupled with low-cost production.

Customer Service. Responsiveness to customers is a primary focus of Encore, with an emphasis on building and maintaining strong customer relationships. Encore seeks to establish customer loyalty by achieving a high order fill rate and rapidly handling customer inquiries, orders, shipments and returns. The Company maintains product inventories sufficient to meet anticipated customer demand and believes that the speed and completeness with which it fills orders are key competitive advantages critical to marketing its products.

Low-Cost Production. Encore's low-cost production capability features an efficient plant design and a small, incentivized work force.

Efficient Plant Design. Encore's highly automated wire manufacturing equipment is integrated in an efficient design that reduces materials handling, labor and in-process inventory.

Incentivized Work Force. Encore's hourly manufacturing employees are eligible to receive incentive pay tied to productivity and quality standards. The Company believes that this compensation program enables the plant's manufacturing lines to attain high output and motivates manufacturing employees to continually maintain product quality. The Company also believes that its stock option plan enhances the motivation of its salaried manufacturing supervisors. The Company has coupled these incentives with a comprehensive safety program that emphasizes employee participation.

Products

Encore offers a residential wire product line that consists primarily of NM cable and UF cable. Encore's commercial product line consists primarily of THHN, the most widely used type of commercial wire. Additionally, the Company manufactures other types of commercial wire products. The Company's NM, UF and THHN cable are all manufactured with copper as the conductor. The Company also purchases small quantities of other types of wire to re-sell to the customers that buy the products it manufactures. The Company maintains between 400 and 500 stock-keeping units ("SKUs") of residential wire and between 4,500 and 5,000 SKUs of commercial wire. The principal bases for differentiation among SKUs are product diameter, insulation, color and packaging.

Residential Wire

NM Cable. Non-metallic sheathed cable is used primarily as interior wiring in homes, apartments and manufactured housing. NM cable is composed of either two or three insulated copper wire conductors, with or without an uninsulated ground wire, all sheathed in a polyvinyl chloride ("PVC") jacket.

UF Cable. Underground feeder cable is used to conduct power underground to outside lighting and other applications remote from residential buildings. UF cable is composed of two or three PVC insulated copper wire conductors, with or without an uninsulated ground wire, all jacketed in PVC.

Commercial Wire

THHN Cable. THHN cable is used primarily as feeder, circuit and branch wiring in commercial and industrial buildings. It is composed of a single conductor, either stranded or solid, and insulated with PVC, which is further coated with nylon. Users typically enclose THHN cable in protective pipe or conduit.

Manufacturing

The efficiency of Encore's highly automated manufacturing facility is a key element of its low-cost production capability. Encore's residential wire manufacturing lines have been integrated so that handling of product is substantially reduced. At the few points remaining where handling between manufacturing steps is necessary the Company has, for the most part, replaced reels with large baskets, each capable of handling approximately four times the capacity of a reel. Encore's commercial wire plant is designed to reduce product handling by integrating steps within production stages and, again, by using baskets instead of reels where feasible.

The manufacturing process for the Company's products involves up to six steps: casting, drawing, stranding, blending, insulating and jacketing.

Rod Casting. Rod Casting is the process of melting sheets of copper cathode and copper scrap and casting the hot copper into a 5/16 inch copper rod to be drawn into copper wire.

Drawing. Drawing is the process of reducing 5/16 inch copper rod through converging dies until the specified wire diameter is attained. The wire is then heated with electrical current to soften or "anneal" the wire to make it easier to handle.

Stranding. Stranding is the process of twisting together from seven to 61 individual wire strands to form a single cable. The purpose of stranding is to improve the flexibility of wire while maintaining its electrical current carrying capacity.

PVC Blending. PVC blending is the process of mixing the various raw materials that are required to produce the PVC necessary to meet UL specifications for the insulation and jacket requirements for the wire that is manufactured.

Insulating. Insulating is the process of extruding first PVC and then nylon (where applicable) over the solid or stranded wire.

Jacketing. Jacketing is the process of extruding PVC over two or more insulated conductor wires, with or without an uninsulated ground wire, to form a finished product. The Company's jacketing lines are integrated with packaging lines that cut the wire and coil it onto reels or package it in boxes or shrink-wrap.

Encore manufactures and tests all of its products in accordance with the standards of Underwriters Laboratories, Inc. ("U/L"), a nationally recognized testing and standards agency. Encore's machine operators and quality control inspectors conduct frequent product tests. At three separate manufacturing stages, the Company spark tests insulated wire for defects. The Company tests finished products for electrical continuity to insure compliance with its own quality standards and those of U/L. Encore's manufacturing lines are equipped with laser micrometers to measure wire diameter and insulation thickness while the lines are in operation. During each shift, operators take physical measurements of products, which Company inspectors randomly verify on a daily basis. Although suppliers pretest PVC and nylon compounds, the Company tests products for aging and for cracking and brittleness of insulation and jacketing. Encore sells all of its products with a one-year replacement warranty.

Customers

Encore sells its wire principally to wholesale electrical distributors throughout the United States and, to a lesser extent, to retail home improvement centers. Most distributors supply products to electrical contractors. The Company sells its products to at least 65% of the top 250 wholesale electrical distributors (by volume) in the United States according to information reported in the September 2002 issue of Electrical Wholesaling magazine. No customer accounted for more than ten percent of net sales in 2002.

Encore believes that the speed and completeness with which it fills customers' orders are crucial to its ability to expand the market share for its products. The Company also believes that, in order to reduce costs, many customers no longer maintain their own substantial warehouse inventories. Because of this trend, the Company seeks to maintain sufficient inventories to satisfy customers' prompt delivery requirements.

Marketing and Distribution

Encore markets its products throughout the United States primarily through manufacturers' representatives and, to a lesser extent, through its own direct marketing efforts.

Encore maintains the majority of its finished product inventory at its plant in McKinney, Texas. In order to provide flexibility in handling customer requests for immediate delivery of the Company's products, additional product inventories are maintained at warehouses owned and operated by independent manufacturers' representatives located throughout the United States. At December 31, 2002, additional product inventories are maintained at the warehouses of independent manufacturers' representatives located in Chattanooga, Tennessee; Cincinnati, Ohio; Detroit, Michigan; Edison, New Jersey; Louisville, Kentucky; Greensboro, North Carolina; Pittsburgh, Pennsylvania; Santa Fe Springs, California; and Hayward, California. Some of these manufacturers' representatives, as well as the Company's other manufacturers' representatives, maintain offices without warehouses in numerous locations throughout the United States.

Finished goods are typically delivered to warehouses and customers by trucks operated by common carriers. The decision regarding the carrier to be used is based primarily on cost and availability.

The Company invoices its customers directly for products purchased and, if an order has been obtained through a manufacturer's representative, pays the representative a commission based on pre-established rates. The Company determines customers' credit limits. The Company's bad debt experience was 0.06%, 0.06%, and 0.05% of net sales in 2002, 2001 and 2000, respectively. The manufacturers' representatives have no discretion to increase customers' credit limits or to determine prices charged for the Company's products, and all sales are subject to approval by the Company.

Employees

Encore believes that its hourly employees are highly motivated and that their motivation contributes significantly to the plant's operating efficiency. The Company attributes the motivation of these employees largely to the fact that a significant portion of their compensation comes from incentive pay that is tied to productivity and quality standards. The Company believes that its incentive program focuses its employees on maintaining product quality.

Encore emphasizes safety to its manufacturing employees through its safety program. On a weekly basis, each team of employees meets to review safety standards and, on a monthly basis, a group of participants from each team discusses safety issues and inspects each area of the plant for compliance. The Company's safety program is an integral part of its focus on cost control.

As of December 31, 2002, Encore had 617 employees, 539 of whom were paid hourly wages and were primarily engaged in the operation and maintenance of the Company's manufacturing and warehouse facility. The remainder of the Company's employees were executive, supervisory, administrative, sales and clerical personnel. The Company considers its relations with its employees to be good. The Company has no collective bargaining agreements with any of its employees.

Raw Materials

The principal raw materials used by Encore in manufacturing its products are copper cathode, copper scrap, PVC thermoplastic compounds, paper and nylon, all of which are readily available from a number of suppliers. Copper requirements are purchased primarily from producers and merchants at prices determined each month primarily based on the average daily closing prices for copper for that month, plus a negotiated premium. The Company also purchases raw materials necessary to manufacture various PVC thermoplastic compounds. These raw materials include PVC resin, clay and plasticiser.

The Company began production from its copper rod fabrication facility in June 1998. Prior to completion of the new copper rod fabrication facility, the Company used copper rod purchased from others to manufacture its wire and cable products. In 2002, the copper rod fabrication facility manufactured all of the Company's copper rod requirements. The Company produces copper rod from purchased copper cathodes. The Company also reprocesses copper scrap generated by its operations and copper scrap purchased from others.

In 1999, the Company completed a new facility to manufacture PVC. The process involves the mixture of PVC raw material components to produce the PVC used to insulate the Company's wire and cable products. The raw materials include PVC resin, clay and plasticiser. During 2002, this facility produced all of the Company's PVC requirements.

Competition

The electrical wire and cable industry is highly competitive. The Company competes with several manufacturers of wire and cable products, some of whom are substantially larger companies than the Company and offer lines of electrical wire and cable products beyond the building wire segment in which the Company competes. The Company's competitors include Southwire Corporation, Essex Electric (a subsidiary of Alpine Group, Inc.) and Cerro Wire and Cable Co. Inc.

The principal elements of competition in the electrical wire and cable industry are, in the opinion of the Company, pricing, order fill rate and, in some instances, breadth of product line. The Company believes that it is competitive with respect to all of these factors.

Competition in the electrical wire and cable industry, although intense, has been primarily from U.S. manufacturers, including foreign owned facilities located in the United States. The Company has encountered no significant competition from imports of residential or commercial wire. The Company believes this is because direct labor costs generally account for a relatively small percentage of the cost of goods sold for these products.

Intellectual Property Matters

The Company owns the following registered trademarks: U.S. Registration Number 2,687,746 for the "ENCORE WIRE" mark; U.S. Registration Number 2,582,340 for the mark "NONLEDEX" for use in connection with the conductor insulation material; U.S. Registration Number 1,900,498 for the ENCORE WIRE LOGO design mark; and U.S. Registration Number 2,263,692 for the mark "HANDY MAN'S CHOICE."

Internet Address

Our internet address is http://www.encorewire.com. You can review the filings Encore Wire has made with the U.S. Securities and Exchange Commission ("SEC"), free of charge by linking directly from our website to NASDAQ's, a database that allows you to access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after the reports have been electronically filed with or furnished to the SEC.

ITEM 2. PROPERTIES

Encore maintains its corporate office and manufacturing plant in McKinney, Texas, approximately 35 miles north of Dallas. The Company's facilities are located on a combined site of approximately 105 acres and consist of buildings containing approximately 926,000 square feet of floor space, of which approximately 24,000 square feet are used for office space and 902,000 square feet are used for manufacturing and warehouse operations. The plant and equipment are owned by the Company and are not mortgaged to secure any of the Company's existing indebtedness. Encore believes that its plant and equipment are suited to its present needs, comply with applicable federal, state and local laws and regulations and are properly maintained and adequately insured.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to litigation and claims that arise out of the ordinary business of the Company. While the results of these matters cannot be predicted with certainty, the Company does not believe the final outcome of such litigation and claims will have a material adverse effect on the financial condition, the results of operations or cash flows of the Company because the Company believes that it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE COMPANY

Information regarding Encore's executive officers including their respective ages at March 19, 2003 is set forth below.

Name	Age	Position with Company
Vincent A. Rego	79	Chairman of the Board of Directors, and Chief Executive Officer
Daniel L. Jones	39	President, Chief Operating Officer, and Member of the Board of Directors
David K. Smith	43	Vice President — Operations
Frank J. Bilban	46	Vice President — Finance, Treasurer and Secretary

Mr. Rego has been Chairman of the Board of Directors of Encore since 1989. In October 1997, Mr. Rego was named President and Chief Executive Officer of the Company. He served as President until May 1998. From 1978 until 1988, Mr. Rego served as President, Chief Executive Officer and Chairman of the Board of Directors of Capital Wire and Cable Corporation ("Capital Wire"), which was purchased by General Cable Corporation in 1988. Prior thereto, Mr. Rego was associated with predecessors of Capital Wire in various executive capacities.

Mr. Jones has been President of the Company since May 1998. In May 1997, Mr. Jones was named Executive Vice President of the Company, and in October 1997, he was named Chief Operating Officer. He previously held the position of Vice President-Sales and Marketing of Encore from 1992 to May 1997. He also serves as a member of the Board of Directors.

Mr. Smith has been Vice President — Operations of Encore since 1992. From 1984 until joining the Company in 1990, Mr. Smith was employed by General Cable Corporation.

Mr. Bilban has been Vice President — Finance, Treasurer and Secretary of Encore since June 2000. From 1998 until joining the Company in June 2000, Mr. Bilban was Executive Vice President and Chief Financial Officer of Alpha Holdings Inc., a plastics manufacturing concern. From 1996 until 1998, Mr. Bilban was Vice President and Chief Financial Officer of Wedge Dia-Log Inc., an oil field services company based in. From 1991 until 1996, Mr. Bilban held financial positions, including Division Controller, with the CT Film Division of Rexene Corporation. From 1978 until 1991 he was employed in various financial capacities with several divisions of Outboard Marine Corporation.

All executive officers are elected annually by the Board of Directors to serve until the next annual meeting of the Board or until their respective successors are chosen and qualified.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is quoted in the NASDAQ Stock Market's National Market under the symbol "WIRE." The following table sets forth the high and low closing sales prices per share for the Common Stock as reported in the NASDAQ Stock Market's National Market for the periods indicated.

	High	Low
2002		
First Quarter	$ 16.75	$ 11.65
Second Quarter	16.42	12.30
Third Quarter	14.30	8.59
Fourth Quarter	10.40	7.49
2001		
First Quarter	$ 9.00	$ 6.13
Second Quarter	12.06	7.50
Third Quarter	14.88	8.00
Fourth Quarter	13.40	10.13

On March 7, 2003, the last reported sale price of the Common Stock was $8.60 per share. As of March 7, 2003, there were 120 record holders of the Common Stock. The Company estimates that there were approximately 2,100 beneficial holders of the Common Stock.

The Company has never paid cash dividends. Management intends to retain any future earnings for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The Company's present credit arrangements restrict the Company's ability to pay cash dividends. See Note 4 of Notes to Consolidated Financial Statements.

Equity Compensation Plan Information

The following table provides information about our equity compensation plans as of March 31, 2003.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
PLAN CATEGORY	(a)	(b)	(c)
Equity compensation plans approved by security holders	753,710	$ 9.79	39,500
Equity compensation plans not approved by security holders	-0-	-0-	-0-
TOTAL	753,710	$ 9.79	39,500

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net Sales	$ 285,207	$ 281,010	$ 283,689	$ 229,670	$ 244,044
Cost of goods sold	250,267	240,553	243,132	197,636	195,060
Gross profit	34,940	40,457	40,557	32,034	48,984
Selling, general and administrative expenses	23,891	24,475	24,027	18,742	18,083
Operating income	11,049	15,982	16,530	13,292	30,901
Other income (expense):					
Interest and other income	(64)	116	128	104	145
Interest expense	1,666	1,833	4,080	2,922	1,876
Income before income taxes	9,319	14,265	12,578	10,474	29,170
Income tax expense	3,355	5,135	4,528	3,880	11,602
Net income	$ 5,964	$ 9,130	$ 8,050	$ 6,594	$ 17,568
Net income per common and common equivalent share – basic	$ .39	$ 0.61	$ 0.53	$ 0.43	$ 1.11
Net income per common and common equivalent share – diluted	$ .39	$ 0.60	$ 0.52	$ 0.42	$ 1.07
Weighted average common and common equivalent shares – basic	15,203	15,068	15,217	15,468	15,844
Weighted average common and common equivalent shares – diluted	15,339	15,157	15,383	15,713	16,388

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 75,679	$ 62,363	$ 68,547	$ 74,228	$ 52,825
Total assets	183,129	171,696	171,839	182,389	156,948
Long-term debt, net of current portion	47,500	30,000	42,600	60,600	44,000
Stockholders' equity	106,519	102,928	93,546	87,423	83,655

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following management's discussion and analysis is intended to provide a better understanding of key factors, drivers and risks regarding the Company and the building wire industry.

General

Price competition for electrical wire and cable is intense and the Company sells its products in accordance with prevailing market prices. Copper, a commodity product, is the principal raw material used by the Company in manufacturing its products. Copper accounted for approximately 63.9%, 66.6%, 63.9%, 60.6% and 66.2% of the Company's cost of goods sold during fiscal 2002, 2001, 2000, 1999 and 1998, respectively. The price of copper fluctuates, depending on general economic conditions and in relation to supply and demand and other factors, and has caused monthly variations in the cost of copper purchased by the Company. The Company cannot predict copper prices in the future or the effect of fluctuations in the cost of copper on the Company's future operating results.

Results of Operations

The following table presents certain items of income and expense as a percentage of net sales for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold:			
Copper	56.1	57.0	54.8
Other raw materials	12.7	13.6	14.0
Depreciation	3.5	3.2	3.0
Labor and overhead	14.2	13.6	13.3
LIFO adjustment	0.7	(2.7)	0.7
Lower of cost or market adjustment	0.5	0.9	(0.1)
	87.7	85.6	85.7
Gross profit	12.3	14.4	14.3
Selling, general and administrative expenses	8.4	8.7	8.5
Operating income	3.9	5.7	5.8
Interest expense, net	0.6	0.7	1.4
Income before income taxes	3.3	5.0	4.4
Income tax expense	1.2	1.8	1.6
Net income	2.1%	3.2%	2.8%

The following discussion and analysis relates to factors that have affected the operating results of the Company for the years ended December 31, 2002, 2001, and 2000. Reference should also be made to the Consolidated Financial Statements and the related notes included elsewhere in this Annual Report.

Net sales were $285.2 million in 2002, compared to $281.0 million in 2001 and $283.7 million in 2000. The increase in net sales in 2002 over 2001 was the net result of a 6.1% increase in the volume of copper pounds of product sold, offset by a 9.6% decrease in average price of product sold and a slight change in the mix of product sold. The decrease from 2000 to 2001 resulted from an 11.5% increase in sales volume, offset by an 11.1% decrease in the average price of product sold and a slight change in the mix. Sales volume increases were due to several factors, including increased customer acceptance and product availability. In 2002, the Company continued to expand sales to the existing customer base and increased the number of customers to which it sold its products. The 9.6% decrease in the average price of product sold in 2002 was due primarily to intense price competition in the building wire industry resulting in a compression of the Company's margins. The Company currently sells its products to at least 65% of the top 250 wholesale electrical distributors (by volume) in the United States, as reported in the September 2002 issue of Electrical Wholesaling magazine.

Cost of goods sold was $250.3 million in 2002, compared to $240.6 million in 2001 and $243.1 million in 2000. Copper costs decreased slightly to $159.9 million in 2002 from $160.3 million in 2001 and $155.4 million in 2000. Copper costs as a percentage of net sales decreased to 56.1% in 2002 from 57.0% in 2001 and increased from 54.8% in 2000. The slight decrease as a percentage of net sales was due primarily to changes in the mix of products sold. Other raw material costs as a percentage of net sales were 12.7%, 13.6% and 14.0%, in 2002, 2001, and 2000, respectively. The decrease is due primarily to the Company's cost of other raw materials per pound of copper sold declining more than the price of copper wire sold. Depreciation, labor and overhead costs as a percentage of net sales were 17.8% in 2002, compared to 16.8% in 2001 and 16.3% in 2000. The percentage increase in 2002 was due to these costs containing significant fixed components versus the elastic nature of the price of copper wire sold as well as an increase of $955,000 in depreciation cost in 2002 stemming from the manufacturing expansion (Plant 3) that was completed during 2002.

Inventories consist of the following at December 31:

	2002	2001
Raw materials	$ 12,690,079	$ 3,761,870
Work-in-process	4,231,225	3,671,218
Finished goods	30,215,622	31,081,648
	47,136,926	38,514,736
Adjust to LIFO cost	7,017,373	8,933,919
Lower of cost or market adjustment	(3,989,406)	(2,612,075)
	$ 50,164,893	$ 44,836,580

Although copper prices were relatively stable in 2000, the price at the end of 2000 was higher than at the end of 1999 and the copper pounds in inventory were reduced during the year. As a result of the increase in the cost of copper in 2000, the value of all inventories at December 31, 2000 using the LIFO method was greater than the FIFO value by approximately $1,348,000, resulting in a corresponding increase in the cost of goods sold of $1,928,000. At December 31, 2000, LIFO value was less than the market value of the inventory, thereby requiring a reversal of the previously established lower of cost or market reserve of approximately $159,000 and a corresponding decrease in the cost of goods sold. The net effect of these two adjustments increased cost of goods sold by $1,769,000. As of December 31, 2001, the value of all inventories using the LIFO method was greater than the FIFO value by $8,934,000. This differential exceeded the December 31, 2000 differential of $1,348,000 by $7,586,000, resulting in a corresponding decrease in cost of goods sold. As of December 31, 2001, the LIFO cost basis of inventory exceeded its market value by $2,612,000, resulting in the Company establishing a lower of cost or market reserve for this amount, which increased cost of goods sold. The net effect of these two adjustments decreased cost of goods sold by $4,974,000. As of December 31, 2002, the value of all inventories using the LIFO method was greater than the FIFO value by $7,017,000. This differential was $1,917,000 less than the December 31, 2001 differential of $8,934,000, resulting in a corresponding increase in cost of goods sold. As of December 31, 2002, the LIFO cost basis of inventory exceeded its market value by $3,989,000, resulting in the Company establishing a lower of cost or market reserve for this amount, which increased cost of goods sold by $1,377,000. The net effect of these two adjustments increased cost of goods sold for the year by $3,294,000.

Gross profit decreased to $34.9 million, or 12.3% of nets sales, in 2002 from $40.5 million, or 14.4% of net sales, in 2001 and $40.6 million, or 14.3% of net sales, in 2000. The changes in gross profit were due to the factors discussed above.

Selling expenses, which include freight and sales commissions, were $17.9 million in 2002, $17.3 million in 2001 and $17.6 million in 2000. As a percentage of net sales, selling expenses remained consistent at 6.3% in 2002, 6.2% in 2001 and 6.2% in 2000. General and administrative expenses were $5.9 million in 2002, $6.9 million in 2001 and $6.4 million in 2000. As a percentage of net sales, general and administrative expenses were 2.1% in 2002, 2.5% in 2001 and 2.3% in 2000. In 2002, general and administrative costs decreased due to cost controls.

Interest expense decreased to $1,666,000 in 2002 from $1,833,000 in 2001 and $4,080,000 in 2000. The decrease in 2002 is due to lower floating interest rates and higher capitalization of interest expense offset somewhat by higher debt levels, while the 2001 decrease was due to lower average debt levels coupled with lower floating interest rates. The Company capitalized interest expense relating to the construction of assets in the amounts of approximately $349,000 in 2002, $112,000 in 2001 and $0 in 2000.

The Company's effective tax rate was 36.0% in 2002, 2001 and 2000.

As a result of the foregoing factors, the Company's net income was $6.0 million in 2002, $9.1 million in 2001 and $8.0 million in 2000.

Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues of expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

The following table summarizes the Company's cash flow activities.

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Net income	$5,964	$9,130	$8,050
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,686	9,633	9,187
Other non-cash items	(746)	1,572	402
Increase (decrease) in accounts receivable, inventory and other assets	(4,683)	4,187	4,179
Increase (decrease) in trade accounts payable, accrued liabilities and other liabilities	(9,694)	1,599	1,071
Net cash provided by (used in) operating activities	1,527	26,121	22,889
Investing activities:			
Purchases of property, plant and equipment (net)	(18,801)	(12,840)	(4,163)
Financing activities:			
Increase (decrease) in indebtedness, net	17,500	(12,600)	(18,000)
Issuances of common stock	97	1,881	1,510
Purchase of treasury stock	(1,415)	(1,366)	(3,436)
Net cash provided (used in) by financing activities	16,182	(12,085)	(19,296)
Net increase (decrease) in cash	$(1,092)	$ 1,196	$(1,200)

The Company maintains a substantial inventory of finished products to satisfy customers' prompt delivery requirements. As is customary in the industry, the Company provides payment terms to most of its customers that exceed terms that it receives from its suppliers. Therefore, the Company's liquidity needs have generally consisted of operating capital necessary to finance these receivables and inventory. Capital expenditures have historically been necessary to expand the production capacity of the Company's manufacturing operations. The Company has historically satisfied its liquidity and capital expenditure needs with cash generated from operations, borrowings under its revolving credit facilities and sales of its common stock.

Effective August 31, 1999, the Company through its indirectly wholly owned subsidiary, Encore Wire Limited, a Texas limited partnership, refinanced its unsecured loan facility with a group of banks (the "Financing Agreement"). The Company is a guarantor of the indebtedness. Obligations under the Financing Agreement are the only contractual obligations or commercial commitments of the Company. The Financing Agreement has been amended twice since August 31, 1999, to extend the term to May 31, 2003 and then again to May 31, 2005. The Financing Agreement provides for maximum borrowings of the lesser of $65.0 million or the amount of eligible accounts receivable plus the amount of eligible finished goods and raw materials, less any available reserves established by the banks. The calculated maximum borrowing amount available at December 31, 2002, as computed under the Financing Agreement, was $65.0 million.

The Financing Agreement is unsecured and contains customary covenants and events of default. The Company was in compliance with these covenants, as of December 31, 2002. Pursuant to the Financing Agreement, the Company is prohibited from declaring, paying or issuing cash dividends. At December 31, 2002, the balance outstanding under the Financing Agreement was $47.5 million. Amounts outstanding under the Financing Agreement are payable on May 31, 2005, with interest due quarterly based on the bank's prime rate or LIBOR rate options, at the Company's election.

In December 2001, the Company entered into an interest rate swap agreement on $24.0 million of its variable rate debt in order to hedge against an increase in variable interest rates. The terms of the agreement fix the interest rate on $24.0 million of the Company's variable rate, long-term note payable to 4.6% per annum plus a variable adder that is based on certain financial ratios contained in the loan covenants. This three-year agreement expires in December 2004. For the year ended December 31, 2002, the Company recorded an unrealized loss of $1,055,893, resulting in a total unrealized loss of $1,318,774 recorded in accumulated other comprehensive income (loss) in the equity section of the balance sheet.

On November 6, 2001, the Board of Directors of the Company approved a new stock repurchase program covering the purchase of up to 300,000 additional shares of its common stock dependent upon market conditions. Common stock purchases under this program were authorized through December 31, 2002 on the open market or through privately negotiated transactions at prices determined by the Chairman of the Board or the President of the Company. As of December 31, 2002, 150,200 shares had been purchased under this authorization. Early in 2003, the Board of Directors extended this program through December 2003 for the remaining 149,800 shares.

Cash provided by operations was $1.5 million in 2002 compared to $26.1 million in 2001 and $22.9 million provided in 2000. The decrease of $24.6 million from 2001 to 2002 was primarily the result of a $10.8 million decrease in accounts payable in 2002, a $5.3 million increase in inventories and a $3.1 million decrease in earnings. The increase of $3.2 million from 2000 to 2001 was the result of increased earnings, depreciation and deferred taxes. Cash used in investing activities increased to $18.8 million in 2002 from $12.8 million in 2001 due to the new building construction and related equipment purchases. Cash used in investing activities increased to $12.8 million in 2001 from $4.2 million due to new building construction and related equipment purchases. During 2001 and 2002, capital expenditures rose to build Plant 3 and buy new manufacturing equipment. This project was completed as of December 31, 2002. The cash provided by financing activities in 2002 was used primarily to fund these capital expenditures. The cash consumed by financing activities in 2001 and 2000 was primarily used to decrease borrowings on the Company's loan facility by $12.6 million and $18.0 million, respectively. Cash provided by financing activities was reduced by $1.4 million in 2002, $1.4 million in 2001 and $3.4 million in 2000, as a result of the purchase of treasury stock. Cash provided by financing activities was increased by $0.1 million in 2002, $1.9 million in 2001 and $1.5 million in 2000, as the result of the issuance of common stock, primarily to satisfy employee option exercises.

During 2003, the Company expects its capital expenditures will consist of maintaining and adding manufacturing equipment for its residential and commercial wire operations. The total capital expenditures associated with these capital expenditures are estimated to be less than $5.0 million in 2003. The Company also expects its working capital requirements to increase during 2003 as a result of continued increases in sales and potential increases in the cost of copper. Moreover, the Company expects that the inventory levels necessary to support sales of commercial wire will continue to be greater than the levels necessary to support comparable sales of residential wire. The Company believes that the cash flow from operations and the financing available from its revolving credit facility will satisfy working capital and capital expenditure requirements for the next twelve months.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See Note 1 to the Consolidated Financial Statements. Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market. The Company maintains only one inventory pool for LIFO purposes as all inventories held by the Company generally relate to the Company's only business segment, the manufacture and sale of copper building wire products. As permitted by accounting principles generally accepted in the United States, the Company maintains its inventory costs and cost of goods sold on a first-in, first-out (FIFO) basis and makes a quarterly adjustment to adjust total inventory and cost of goods sold from FIFO to LIFO. The Company applies the lower of cost or market test by comparing the LIFO cost of its raw materials, work-in-process and finished goods inventories to estimated market values, which are based primarily upon the most recent quoted market price of copper and finished wire prices as of the end of each reporting period. As of December 31, 2002, a $0.05 reduction in the fair market value of copper would have required the Company to increase its lower of cost or market reserve and cost of goods sold by approximately $2,228,000 for the year ended December 31, 2002. Additionally, future reductions in the quantity of inventory on hand could cause copper that is carried in inventory at costs different from the cost of copper in the period in which the reduction occurs to be included in costs of goods sold for that period at the different price.

The Company has provided an allowance for losses on customer receivables based upon estimates of those customers' inability to make required payments. Such estimate is established and adjusted based upon the makeup of the current receivable portfolio, past bad debt experience and current market conditions. If the financial condition of our customers were to deteriorate and impair their ability to make payments to the Company, additional allowances for losses might be required in future periods.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of asset retirement obligations be capitalized as part of the carrying amount of related long-lived assets. SFAS No. 143 is effective for fiscal years ending after June 15, 2002, with early adoption permitted. The Company adopted SFAS No. 143 as of January 1, 2003 and does not believe the adoption had a material effect on its financial condition, results of operations or cash flows.

In November 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, providing a single accounting model for long-lived assets to be disposed of and measured for impairment. Although retaining many of the fundamental recognition and measurement principles of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held for sale. SFAS No. 144 also supersedes APB Opinion 30 with regard to reporting the effects of discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company has adopted SFAS No. 144 on January 1, 2002 and the adoption of SFAS No. 144 did not have any impact on its financial condition, results of operations or cash flows.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes EITF 94-3 and requires that liabilities for exit or disposal activities be recorded when the liabilities are actually incurred. SFAS No. 146 is applicable for exit or disposal activities occurring after December 31, 2002. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial condition, results of operations, or cash flows.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, providing alternative transition methods to the fair value based method of accounting for stock compensation. SFAS No. 148 also requires additional annual and quarterly disclosures related to stock-based compensation arrangements. The provisions of SFAS No. 148 related to transition methods and annual disclosure requirements are applicable to fiscal years ending after December 15, 2002 and the provisions related to interim disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002.

Information Regarding Forward Looking Statements

This report contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy and in the level of activity in the building and construction industry, demand for the Company's products, the impact of price competition and fluctuations in the price of copper.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not engage in metal futures trading or hedging activities and does not enter into derivative financial instrument transactions for trading or other speculative purposes. However, the Company is generally exposed to commodity price and interest rate risks. In order to take advantage of the low prevailing interest rates at the end of 2001, the Company entered into an interest rate swap agreement on $24 million of its long-term debt. This arrangement was entered into to fix the interest rate on that portion of the debt until December 20, 2004.

The Company purchases copper cathode primarily from producers and merchants at prices determined each month based on the average daily closing prices for copper for that month, plus a negotiated premium. As a result, fluctuations in copper prices caused by market forces can significantly affect the Company's financial results.

Interest rate risk is attributable to the Company's long-term debt. Effective August 31, 1999, the Company through its indirectly wholly owned subsidiary, Encore Wire Limited, refinanced the "Financing Agreement". The amounts outstanding under the Financing Agreement are payable on May 31, 2005, with interest due quarterly based on the bank's prime rate or LIBOR rate options, at the Company's election. At December 31, 2002, the balance outstanding under the Financing Agreement was $47.5 million, and the average interest rate was 4.56%. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. The Company hedged a portion of its' outstanding debt to protect itself against rising interest rates. A 1% interest rate increase in 2003 would increase interest expense by $235,000.

For further information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Auditors and the consolidated financial statements of the Company and the notes thereto appear on the following pages.

Report of Independent Auditors

Board of Directors
Encore Wire Corporation

We have audited the accompanying consolidated balance sheets of Encore Wire Corporation (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Wire Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
January 24, 2003

Encore Wire Corporation

Consolidated Balance Sheets

	December 31 2002	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 160,088	$ 1,252,148
Accounts receivable, net of allowance for losses of $480,174 and $541,476 in 2002 and 2001, respectively	46,599,640	45,616,298
Inventories *(Note 2)*	50,164,893	44,836,580
Prepaid expenses and other	672,082	2,390,353
Total current assets	97,596,703	94,095,379
Property, plant, and equipment – at cost:		
Land and land improvements	5,858,077	3,456,979
Construction-in-progress	1,436,835	13,178,747
Buildings and improvements	30,855,408	24,645,848
Machinery and equipment	101,509,110	80,336,766
Furniture and fixtures	2,442,281	2,264,188
	142,101,711	123,882,528
Accumulated depreciation and amortization	(56,734,983)	(46,498,736)
	85,366,728	77,383,792
Other assets	165,912	217,151
Total assets	$ 183,129,343	$ 171,696,322
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 10,735,329	$ 20,174,630
Accrued liabilities *(Note 3)*	7,717,889	7,864,530
Current income taxes payable	2,650,643	1,702,123
Current deferred income taxes *(Note 5)*	813,649	1,990,700
Total current liabilities	21,917,510	31,731,983
Noncurrent deferred income taxes *(Note 5)*	7,193,209	7,035,871
Long-term note payable *(Note 4)*	47,500,000	30,000,000
Contingencies *(Note 10)*		
Stockholders' equity *(Notes 6, 7 and 8)*:		
Convertible preferred stock, $.01 par value:		
Authorized shares – 2,000,000		
Issued and outstanding shares – none		
Common stock, $.01 par value:		
Authorized shares – 20,000,000		
Issued and outstanding shares – 16,958,365 in 2002 and 16,944,785 in 2001	169,584	169,448
Additional paid-in capital	34,137,750	34,040,542
Treasury stock, at cost – 1,839,300 in 2002 and 1,689,100 in 2001	(15,274,643)	(13,859,288)
Accumulated other comprehensive income (loss)	(1,318,774)	(262,881)
Retained earnings	88,804,707	82,840,647
Total stockholders' equity	106,518,624	102,928,468
Total liabilities and stockholders' equity	$ 183,129,343	$ 171,696,322

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Income

	Year ended December 31		
	2002	2001	2000
Net sales	$ 285,207,344	$ 281,009,863	$ 283,689,096
Cost of goods sold	250,267,112	240,552,777	243,132,019
Gross profit	34,940,232	40,457,086	40,557,077
Selling, general, and administrative expenses	23,891,276	24,475,040	24,027,034
Operating income	11,048,956	15,982,046	16,530,043
Other income (expense):			
Interest and other income (expense)	(64,016)	116,440	127,831
Interest expense	(1,666,180)	(1,832,965)	(4,079,928)
Income before income taxes	9,318,760	14,265,521	12,577,946
Income tax expense *(Note 5)*	3,354,700	5,135,723	4,528,100
Net income	$ 5,964,060	$ 9,129,798	$ 8,049,846
Weighted average common shares – basic *(Note 7)*	$ 15,202,955	15,068,086	15,216,650
Basic earnings per common share	$ 0.39	$ 0.61	$ 0.53
Weighted average common shares – diluted *(Note 7)*	15,339,382	15,156,690	15,382,870
Diluted earnings per common share	$ 0.39	$ 0.60	$ 0.52

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive (Loss)	Retained Earnings	Total
Balance at December 31, 1999	16,337,922	$ 163,379	$30,655,663	$ (9,057,353)	$ –	$ 65,661,003	$ 87,422,6
Net income	–	–	–	–	–	8,049,846	8,049,8
Proceeds from exercise of stock options	299,587	2,996	1,506,604	–	–	–	1,509,6
Purchase of treasury stock	–	–	–	(3,435,985)	–	–	(3,435,9
Balance at December 31, 2000	16,637,509	166,375	32,162,267	(12,493,338)	–	73,710,849	93,546,1
Net income	–	–	–	–	–	9,129,798	9,129,7
Unrealized loss on hedging activities	–	–	–	–	(262,881)	–	(262,8
Total comprehensive income	–	–	–	–	–	–	8,866,91
Proceeds from exercise of stock options	307,276	3,073	1,524,675	–	–	–	1,527,7
Purchase of treasury stock	–	–	–	(1,365,950)	–	–	(1,365,9
Tax benefit on exercise of stock options	–	–	353,600	–	–	–	353,6
Balance at December 31, 2001	16,944,785	169,448	34,040,542	(13,859,288)	(262,881)	82,840,647	102,928,4
Net income	–	–	–	–	–	5,964,060	5,964,0
Unrealized loss on hedging activities	–	–	–	–	(1,055,893)		(1,055,8
Total comprehensive income	–	–	–	–	–	–	4,908,1
Proceeds from exercise of stock options	13,580	136	97,208	–	–	–	97,3
Purchase of treasury stock	–	–	–	(1,415,355)	–	–	(1,415,3
Balance at December 31, 2002	**16,958,365**	**$ 169,584**	**$34,137,750**	**$(15,274,643)**	**$ (1,318,774)**	**$ 88,804,707**	**$106,518,6**

See accompanying notes.

Encore Wire Corporation

Consolidated Statements of Cash Flows

	Year ended December 31		
	2002	2001	2000
Operating Activities			
Net income	$ 5,964,060	$ 9,129,798	$ 8,049,846
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,686,444	9,633,040	9,187,014
Provision for bad debts	90,000	300,000	87,500
Deferred income taxes	(1,019,713)	1,213,258	255,706
Loss on disposal of assets	183,365	58,355	58,587
Changes in operating assets and liabilities:			
Accounts receivable	(1,073,342)	8,086,310	(7,497,695)
Inventories	(5,328,313)	(1,969,064)	11,770,841
Prepaid expenses and other	1,718,271	(1,929,810)	(92,853)
Trade accounts payable	(9,439,301)	1,950,467	405,499
Accrued liabilities	(1,202,534)	(1,315,978)	441,984
Current income taxes payable	948,520	964,449	223,308
Net cash provided by operating activities	1,527,457	26,120,825	22,889,737
Investing Activities			
Purchases of property, plant, and equipment	(19,452,755)	(14,530,556)	(4,169,203)
Increase in long term investments	–	7,500	–
(Increase) decrease in deposits	51,239	(33,530)	(46,085)
Proceeds from sale of assets	600,010	1,716,532	52,000
Net cash used in investing activities	(18,801,506)	(12,840,054)	(4,163,288)
Financing Activities			
Proceeds from (repayments of) long-term note payable, net	17,500,000	(12,600,000)	(18,000,000)
Proceeds from issuance of common stock, net	97,344	1,881,348	1,509,600
Purchase of treasury stock	(1,415,355)	(1,365,950)	(3,435,985)
Net cash provided by (used in) financing activities	16,181,989	(12,084,602)	(19,926,385)
Net increase (decrease) in cash and cash equivalents	(1,092,060)	1,196,169	(1,199,936)
Cash and cash equivalents at beginning of year	1,252,148	55,979	1,255,915
Cash and cash equivalents at end of year	$ 160,088	$ 1,252,148	$ 55,979
Non-cash activities			
Unrealized loss on hedging activities	$ 1,055,893	$ 262,881	$ –

See accompanying notes.

Encore Wire Corporation

Notes to Consolidated Financial Statements

December 31, 2002

1. Significant Accounting Policies

Business

Encore Wire Corporation (the Company) conducts its business in one segment – the manufacture of copper electrical wire, principally NM cable, for use primarily as interior wiring in homes, apartments, and manufactured housing, and THHN cable, for use primarily as wiring in commercial and industrial buildings. The Company sells its products primarily through approximately 30 manufacturers' representatives located throughout the United States and, to a lesser extent, through its own direct marketing efforts. The principal customers for Encore's commercial and residential wire are wholesale electrical distributors.

Copper, a commodity product, is the principal raw material used in the Company's manufacturing operations. Copper accounted for approximately 63.9%, 66.6%, and 63.9% of its cost of goods sold during 2002, 2001, and 2000, respectively. The price of copper fluctuates, depending on general economic conditions and in relation to supply and demand and other factors, and has caused monthly variations in the cost of copper purchased by the Company. The Company cannot predict copper prices in the future or the effect of fluctuations on the cost of copper on the Company's future operating results. Future reductions in the price of copper could require the Company to record an additional lower of cost or market adjustment against the related inventory balance.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated upon consolidation.

Certain prior year balances have been reclassed to conform to current year presentation.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of asset retirement obligations be capitalized as part of the carrying amount of related long-lived assets. SFAS No. 143 is effective for fiscal years ending after June 15, 2002, with early adoption permitted. The Company adopted SFAS No. 143 as of January 1, 2003 and does not believe the adoption will have a material effect on its financial condition, results of operations or cash flows.

In November 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, providing a single accounting model for long-lived assets to be disposed of and measured for impairment. Although retaining many of the fundamental recognition and measurement principles of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held for sale. SFAS No. 144 also supersedes APB Opinion 30 with regard to reporting the effects of discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company has adopted SFAS No. 144 on January 1, 2002 and the adoption of SFAS No. 144 did not have any impact on its financial condition, results of operations or cash flows.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes EITF 94-3 and requires that liabilities for exit or disposal activities be recorded when the liabilities are actually incurred. SFAS No. 146 is applicable for exit or disposal activities occurring after December 31, 2002. The Company does not believe the adoption of SFAS No. 146 will have a material impact on its financial condition, results of operations, or cash flows.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and

1. **Significant Accounting Policies (continued)**

Disclosure." SFAS No. 148 amends SFAS No. 123, providing alternative transition methods to the fair value based method of accounting for stock compensation. SFAS No. 148 also requires additional annual and quarterly disclosures related to stock-based compensation arrangements. The provisions of SFAS No. 148 related to transition methods and annual disclosure requirements are applicable to fiscal years ending after December 15, 2002 and the provisions related to interim disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue from the sale of the Company's products is recognized upon shipment to the customer, which is when title and risk of loss pass to the customer. The Company provides for estimated returns and allowances at the time of sale.

Freight Expenses

The Company classifies shipping and handling costs as a component of selling, general and administrative expenses. Shipping and handling costs were approximately $9.8 million, $9.1 million and $8.6 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively.

Financial Instruments and Concentrations of Credit Risk

Cash, accounts receivable, trade accounts payable, accrued liabilities, and notes payable are stated at expected settlement amounts which approximate fair value.

Accounts receivable represent amounts due from customers (primarily wholesale electrical distributors, manufactured housing suppliers, and retail home improvement centers) related to the sale of the Company's products. Such receivables are uncollateralized and are generally due from a diverse group of customers located throughout the United States. The Company establishes an allowance for losses based upon the makeup of the current portfolio, past bad debt experience and current market conditions. The Company charged off accounts receivable of $176,054, $172,333 and $169,591 in 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market. The Company evaluates the market value of its raw materials, work-in-process and finished goods inventory primarily based upon reference to current raw and finished copper and other materials prices at the end of each period.

1. Significant Accounting Policies (continued)

Property, Plant, and Equipment

Depreciation of property, plant, and equipment for financial reporting is provided on the straight-line method over the estimated useful lives of the respective assets as follows: buildings and improvements, 15 to 30 years; machinery and equipment, 3 to 10 years; and furniture and fixtures, 3 to 5 years. Accelerated cost recovery methods are used for tax purposes. Repairs and maintenance costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25*. Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the estimated fair value of the stock on the date of grant, as determined by the Board of Directors.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation* and Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123.* Under the provisions of SFAS 123, compensation expense is recognized based on the fair value of options on the grant date.

The following table (in thousands) illustrates the effect on net income if the Company had applied the fair value recognition provision of SFAS 123 to stock based compensation:

	2002	2001	2000
Net income, as reported	$ 5,964	$ 9,130	$ 8,050
Less: Stock-based compensation expense determined under fair value-based method	(429)	(267)	(187)
Net income, pro forma	$ 5,535	$ 8,863	$ 7,863

The Company's pro forma information for SFAS 123 is as follows (in thousands, except for earnings per common share information):

		2002	2001	2000
Basic earnings per common share	As reported	0.39	0.61	0.53
	Pro forma	0.36	0.59	0.52
Diluted earnings per common share	As reported	0.39	0.60	0.52
	Pro forma	0.36	0.58	0.51

Because options vest over a period of several years and additional awards are generally made each year, the pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings or losses for future years.

1. Significant Accounting Policies (continued)

Earnings Per Share

Income per common and common equivalent share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during each period. The dilutive effects of stock options and common stock warrants, which are common stock equivalents, are calculated using the treasury stock method.

Income Taxes

Income taxes are provided based on the liability method, resulting in income tax assets and liabilities arising due to temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

2. Inventories

Inventories consist of the following at December 31:

	2002	2001
Raw materials	$ 12,690,079	$ 3,761,870
Work-in-process	4,231,225	3,671,218
Finished goods	30,215,622	31,081,648
	47,136,926	38,514,736
Adjust to LIFO cost	7,017,373	8,933,919
Lower of cost or market adjustment	(3,989,406)	(2,612,075)
	$ 50,164,893	$ 44,836,580

During the fiscal year ended December 31, 2000, the Company liquidated inventory quantities resulting in a decrease in cost of goods sold under the LIFO method of approximately $629,000. During the fiscal years ended December 31, 2002 and 2001, there were no liquidations of inventory quantities.

3. Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2002	2001
Sales volume discounts payable	$ 3,363,646	$ 3,997,739
Property taxes payable	1,791,225	1,678,271
Commissions payable	621,604	495,312
Unrealized loss on hedging activities	1,318,774	262,881
Accrued salaries	490,426	1,320,000
Other accrued liabilities	132,214	110,327
	$ 7,717,889	$ 7,864,530

4. Long-Term Note Payable

On August 31, 1999, the Company signed a new Financing Agreement with a group of banks to provide for maximum borrowings of the lesser of $65.0 million or the amount of eligible accounts receivable plus the amount of eligible finished goods and raw materials inventories as defined in the Financing Agreement (approximately $65.0 million at December 31, 2002). The Facility is unsecured and contains customary covenants and conditions providing for events of default.

The Company is prohibited from declaring, paying, or issuing cash dividends. At December 31, 2002, the balance outstanding under the revolving credit facility was $47.5 million. Amounts outstanding under the facility are payable on May 31, 2005, with interest due quarterly based on the bank's prime rate or LIBOR, at the Company's election (average interest rate at December 31, 2002 was 4.6%). Each interest rate option includes a variable adder based upon certain financial ratios contained in its loan covenants.

The Company paid interest totaling $1,936,982, $1,889,956, and $4,021,313 in 2002, 2001 and 2000, respectively. The Company capitalized $349,379, $112,307 and $0 of interest in 2002, 2001 and 2000, respectively, relating to the construction of a new manufacturing facility and related equipment.

In December 2001, the Company entered into an interest rate swap agreement on $24.0 million of its variable rate debt in order to hedge against an increase in variable interest rates. The terms of the agreement effectively fix the interest rate on $24.0 million of the Company's variable rate, long-term note payable to 4.6% per annum plus a variable adder based upon certain financial ratios contained in its loan covenants. Based upon its terms and conditions, the hedge qualifies for the short-cut method under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and all unrealized gains or losses related to the hedge instrument will be recorded through accumulated other comprehensive income. For the fiscal years ended December 31, 2002 and 2001, the Company recorded unrealized losses of $1,055,893 and $262,881 related to its interest rate swap agreement. As of December 31, 2002, the Company has no other derivative financial instruments and is engaged in no other hedging activities.

5. Income Taxes

The provisions for income tax expense are summarized as follows:

	2002	2001	2000
Current:			
Federal	$ **4,048,083**	$ 3,616,572	$ 3,986,658
State	**326,330**	305,893	285,736
Deferred	**(1,019,713)**	1,213,258	255,706
	$ **3,354,700**	$ 5,135,723	$ 4,528,100

5. **Income Taxes (continued)**

The differences between the provision for income taxes and income taxes computed using the federal income tax rate are as follows:

	2002	2001	2000
Amount computed using the statutory rate	$ 3,261,566	$ 4,992,932	$ 4,402,281
State income taxes, net of federal tax benefit	144,069	234,212	221,556
Change in tax rate	–	–	(153,324)
Other items	(50,935)	(91,421)	57,587
	$ 3,354,700	$ 5,135,723	$ 4,528,100

The tax effect of each type of temporary difference giving rise to the deferred tax liability at December 31, 2002 and 2001, is as follows:

	Deferred Tax Asset (Liability)			
	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Depreciation and amortization	$ –	$ (7,201,350)	$ –	$ (7,035,871)
Inventory	(1,135,563)	–	(2,354,370)	–
Allowance for doubtful accounts	180,077	–	162,198	–
Accrued expenses	–	–	42,178	–
Uniform capitalization rules	329,264	–	324,524	–
AMT Credit	–	–	–	–
Other	(187,427)	8,141	(165,230)	–
	$ (813,649)	$ (7,193,209)	$ (1,990,700)	$ (7,035,871)

The Company made income tax payments of $3.4 million in 2002, $2.6 million in 2001, and $3.6 million in 2000.

6. **Stock Options**

The Company has a stock option plan for employees that provides for the granting of stock options and authorizes the issuance of common stock upon the exercise of such options for up to 2,341,500 shares of common stock. The stock options vest over five years and expire ten years from grant date. The following summarizes activity in the stock option plan for the years ended December 31, 2002, 2001, and 2000:

6. Stock Options (continued)

	Shares Under Options	Price per Share	Aggregate Option Price
Options outstanding at December 31, 1999	974,952	$ 0.33 – 17.33	$ 6,422,197
Options granted	87,000	5.63 – 7.00	562,760
Options exercised	(299,587)	0.33 – 5.84	(1,509,665)
Options canceled	(28,850)	6.22 – 10.00	(240,191)
Options outstanding at December 31, 2000	733,515	4.55 – 17.33	5,235,101
Options granted	331,000	6.63 – 11.55	3,643,880
Options exercised	(307,275)	0.33 – 10.00	(1,527,929)
Options canceled	(17,050)	5.88 – 10.00	(155,970)
Options outstanding at December 31, 2001	740,190	4.55 – 17.33	7,195,082
Options granted	**28,500**	**12.60**	**359,100**
Options exercised	**(13,580)**	**4.55 – 10.00**	**(95,308)**
Options canceled	**(1,400)**	**10.00**	**(14,000)**
Options outstanding at December 31, 2002	**753,710**	**$ 4.55 – 17.33**	**$ 7,444,874**

The following summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Shares Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares Exercisable**	**Weighted Average Exercise Price**
$ 4.55 - $7.00	262,910	6.70 years	$ 6.44	148,310	$ 6.38
$ 8.03 - $12.60	438,300	8.27 years	$10.93	151,460	$10.01
$ 17.00 – 17.33	52,500	5.14 years	$17.05	51,000	$17.04
$ 4.55 - $17.33	753,710	7.51 years	$ 9.79	350,770	$ 9.50

Pro forma information regarding net income and income per share has been determined as if the Company had accounted for employee stock options granted subsequent to December 31, 1994, under the fair value method provided for under SFAS 123. The fair value for the stock options granted to directors, officers, and key employees of the Company on or after January 1, 1995, was estimated at the date of the grant using the Black-Scholes options pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	**4.17%**	3.89 %	5.54%
Expected dividend yield	**0.00%**	0.00 %	0.00%
Expected volatility	**57%**	56 %	55%
Expected lives	**5.0 years**	5.0 years	5.0 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

6. **Stock Options (continued)**

The weighted-average fair value of stock options granted during the years ended December 31, 2002, 2001, and 2000, was $6.67, $5.72, and $4.59, respectively. For purposes of the pro forma disclosures, the estimated fair value of stock options granted has been amortized to expense over the vesting period.

7. **Earnings Per Share**

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator:			
Net income	$ 5,964,060	$ 9,129,798	$ 8,049,846
Denominator:			
Denominator for basic earnings per share – weighted average shares	15,202,955	15,068,086	15,216,650
Effect of dilutive securities:			
Employee stock options	136,427	88,604	166,220
Denominator for diluted earnings per share –weighted average shares	15,339,382	15,156,690	15,382,870

8. **Stockholders' Equity**

Pursuant to a 1995 stock repurchase program and extensions thereof; the Company purchased an aggregate of 1,653,100 shares of its common stock during the period from March 24, 1995 through June 30, 2001. All stock repurchases under the program were authorized or ratified by the Board of Directors of the Company. Following the attacks of September 11, 2001, the Company purchased an aggregate of 36,000 shares of its common stock during the period from September 19, 2001 through September 24, 2001. In November 2001, the Company's Board of Directors approved a new stock repurchase program covering the purchase of up to 300,000 additional shares of its common stock dependent upon market conditions. During the year ended December 31, 2002, the company purchased 150,200 shares of its common stock, for a total number of shares purchased to date of 1,839,300.

9. **Employee Savings Plan**

The Company sponsors an employee savings plan (the "401(k) Plan") that is intended to provide participating employees with retirement savings. Employees may contribute between 1% and 15% of eligible compensation to the 401(k)Plan. The Company matches 50% of the first 6% deferred by employees. Employees are eligible to participate after one year of service and employer contributions are vested on a five- year vesting schedule. Contribution expense for the fiscal years ended December 31, 2002, 2001 and 2000 was $244,502, $230,291 and $201,220, respectively.

10. Contingencies

The Company is a party to litigation and claims that arise out of the ordinary business of the Company. While the results of these matters cannot be predicted with certainty, the Company does not believe the final outcome of such litigation and claims will have a material adverse effect on the financial condition, the results of operation or the cash flows of the Company because the Company believes that it has adequate insurance and reserves to cover any damages that may ultimately be awarded.

11. Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information for the two years ended December 31, 2002 and 2001 (in thousands, except per share amounts):

	Three Months Ended			
2002	**March 31**	**June 30**	**September 30**	**December 31**
Net sales	**$ 64,182**	**$ 72,154**	**$ 80,150**	**$ 68,720**
Gross profit	**9,779**	**10,052**	**7,984**	**7,125**
Net income	**2,357**	**2,265**	**920**	**423**
Net income per common share – basic	**0.15**	**0.15**	**0.06**	**0.03**
Net income per common share – diluted	**0.15**	**0.15**	**0.06**	**0.03**

	Three Months Ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Net sales	$ 69,757	$ 75,007	$ 73,020	$ 63,226
Gross profit	9,830	10,242	9,910	10,475
Net income	2,032	2,228	2,135	2,735
Net income per common share – basic	0.13	0.15	0.14	0.18
Net income per common share – diluted	0.13	0.15	0.14	0.18

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The section entitled "Election of Directors" and "Section 16 (a) Beneficial Ownership Reporting Compliance" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 6, 2003 sets forth certain information with respect to the directors of the Company and with respect to Section 16 (a) reporting obligations of directors and officers are incorporated herein by reference. Certain information with respect to persons who are or may be deemed to be executive officers of the Company is set forth under the caption "Executive Officers of the Company" in Part I of this report.

ITEM 11. EXECUTIVE COMPENSATION

The section entitled "Executive Compensation" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 6, 2003 sets forth certain information with respect to the compensation of management of the Company and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section entitled "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 6, 2003 sets forth certain information with respect to the ownership of the Company's common stock, and is incorporated herein by reference. Certain information with respect to the Company's equity compensation plans that is required to be set forth in this Item is incorporated by reference from "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The section entitled "Executive Compensation – Certain Relationships and Related Transactions" appearing in the Company's proxy statement for the annual meeting of stockholders to be held on May 6, 2003 sets forth certain information with respect to certain relationships and related transactions, and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the ninety (90) days prior to the date of this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2002. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

(1) Financial Statements included in Item 8 herein:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended December 31, 2002, 2001, and 2000
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules included in Item 8 herein:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) Exhibits:

The information required by this Item 14(a)(3) is set forth in the Index to Exhibits accompanying this Annual Report on Form 10-K.

(b) No Current Reports on Form 8-K were filed during the quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Encore Wire Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCORE WIRE CORPORATION

Date: March 21, 2003

By: /s/ VINCENT A. REGO
Vincent A. Rego
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT A. REGO Vincent A. Rego	Chairman of the Board of Directors and Chief Executive Officer	March 21, 2003
/s/ DANIEL L. JONES Daniel L. Jones	President and Chief Operating Officer Director	March 21, 2003
/s/ FRANK J. BILBAN Frank J. Bilban	Vice President — Finance, Secretary and Treasurer (Principal Financial and Accounting Officer)	March 21, 2003

/s/ DONALD E. COURTNEY Donald E. Courtney	Vice-Chairman of the Board of Directors	March 21, 2003
/s/ JOSEPH M. BRITO Joseph M. Brito	Director	March 21, 2003
/s/ JOHN H. WILSON John H. Wilson	Director	March 21, 2003
/s/ JOHN P. PRINGLE John P. Pringle	Director	March 21, 2003
/s/ WILLIAM R. THOMAS William R. Thomas	Director	March 21, 2003
/s/ SCOTT D. WEAVER Scott D. Weaver	Director	March 21, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

ENCORE WIRE CORPORATION

I, Vincent A. Rego, certify that:

1. I have reviewed this annual report on Form 10-K of Encore Wire Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ VINCENT A. REGO

Vincent A. Rego

Chairman of the Board and
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

ENCORE WIRE CORPORATION

I, Frank J. Bilban, certify that:

1. I have reviewed this annual report on Form 10-K of Encore Wire Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ FRANK J. BILBAN

Frank J. Bilban

Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

INDEX TO EXHIBITS **

Exhibit Number	Description	Page Number
3.1	Certificate of Incorporation of Encore Wire Corporation, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (No. 33-47696), and incorporated herein by reference).	
3.2	Amended and Restated Bylaws of Encore Wire Corporation, as amended through February 7, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).	
10.1	Financing Agreement by and among Encore Wire Limited, as Borrower, Bank of America, National Association, as Agent, and Bank of America, National Association, and Comerica Bank-Texas, as Lenders, dated August 31, 1999 (filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference).	
10.2	First amendment to Financing Agreement of August 31, 1999, dated June 27, 2000 by and among Encore Wire Limited, as Borrower, Bank of America, National Association, as Agent, and Bank of America, National Association, and Comerica Bank-Texas, as Lenders (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).	
10.3	Second amendment to Financing Agreement of August 31, 1999, dated June 28, 2002 by and among Encore Wire Limited, as Borrower, Bank of America, National Association, as Agent, and Bank of America, National Association, and Comerica Bank-Texas, as Lenders (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).	
10.4*	1999 Stock Option Plan, as amended and restated, effective as of October 24, 2001 (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-86620), and incorporated herein by reference).	
10.5*	1989 Stock Option Plan, as amended and restated (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-38729), and incorporated herein by reference), terminated except with respect to outstanding options thereunder.	
21.1	Subsidiaries (filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).	
23.1	Consent of Ernst & Young LLP, Independent Auditors (included herein).	
99.1	Certificate by Vince A. Rego, Chairman and Chief Executive Officer of the Company, dated March 21, 2003 as required by 10 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herein).	
99.2	Certificate by Frank J. Bilban, Vice President – Finance of the Company, dated March 21, 2003 as required by 10 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herein).	

* Management contract or compensatory plan

** Copies of the exhibits can be obtained from the Securities and Exchange Commission's Internet website: http://www.sec.gov.

CORPORATE INFORMATION

BOARD OF DIRECTORS:

Vincent A. Rego
 Chairman of the Board &
 Chief Executive Officer
Donald E. Courtney
 Vice Chairman of the Board
Joseph M. Brito
 Director
Daniel L. Jones
 Director
John P. Pringle
 Director
William R. Thomas
 Director
John H. Wilson
 Director
Scott D. Weaver
 Director

COMPANY OFFICERS:

Vincent A. Rego
 Chairman of the Board &
 Chief Executive Officer
Donald E. Courtney
 Vice Chairman of the Board
Daniel L. Jones
 President & Chief Operating Officer
Frank J. Bilban
 Vice President - Finance,
 Treasurer & Secretary
David K. Smith
 Vice President - Operations
Gary W. Bliss
 Vice President - New Product
 Development
Joseph E. Gibson
 Assistant Vice President - Operations
Rick R. Gottschalk
 Vice President - Information Technology
Kenneth G. Knuth
 Vice President - Administration
Edmund P. Lenahan
 Vice President - Sales
Norman R. Medlen
 Vice President - Controller, Assistant Secretary
Janet K. Sander
 Vice President - Purchasing
Gary L. Spence
 Vice President - Non-Ferrous Metals

LOCATION OF PLANT:

McKinney, Texas

GENERAL COUNSEL:

Thompson & Knight LLP
Dallas, Texas

INDEPENDENT PUBLIC ACCOUNTANTS:

Ernst & Young LLP
Dallas, Texas

COMMON STOCK LISTED:

NASDAQ/NMS Symbol "WIRE"

TRANSFER AGENT AND REGISTRAR:

American Stock Transfer & Trust Co.
New York, New York

FORM 10-K:

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, is included herein. Additional copies of the Annual Report may be obtained without charge upon written request to Encore Wire Corporation, 1410 Millwood Road, McKinney, Texas 75069. Attention: Vice President & CFO, or via the Securities and Exchange Commission's, Internet website: http://www.sec.gov.

CORPORATE HEADQUARTERS:
1410 Millwood Road
McKinney, Texas 75069
972-562-9473